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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESS
Received

MAR 0 1 2018

WASH, D.C.

SEC FILE NUMBER

8-66163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AOS, Inc. dba TradingBlock and MoneyBlock**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	
	FIRM I.D. NO.

311 S. Wacker Drive, Suite 650

(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Wallace   (312) 253-0411

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linda C. Rapacz CPA, P.C.

(Name – *if individual, state last, first, middle name*)

1388 S. Maple Ave.	Orland Park	Illinois	60462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Robert Wallace_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__AOS, Inc. dba TradingBlock and MoneyBlock_____ , as
of __December 31_____, 20 _17_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__C F O_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. -
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999   Fax (708) 403-1428
LRapacz@msn.com

American Institute of Certified Public Accountants	Illinois CPA Society	Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AOS, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AOS, Inc. as of December 31, 2017, the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of AOS, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of AOS, Inc.'s management. Our responsibility is to express an opinion on AOS, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AOS, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of AOS, Inc.'s financial statements. The Supplemental Information is the responsibility of AOS, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as AOS, Inc.'s auditor since 2017.

Linda C. Rapacz CPA, P.C.
Orland Park, Illinois
February 22, 2018

1

AOS, Inc.
Statement of Financial Condition
As of December 31, 2017

Assets

Cash	$	433,568
Cash Deposit with Clearing Organization		501,039
Receivables from Clearing Organization		333,089
Commissions Receivable		53,731
Prepaid Expenses		46,958
Total Assets	$	**1,368,384**

Liabilities and Shareholder's Equity

Liabilities

Commissions Payable	$	274,028
Accounts Payable		465,280
Deferred Rent		108,688
Total Liabilities		847,996

Shareholder's Equity

Common stock, $0.01 par value per share		20
100,000 shares Authorized, 2,000 Shares Issued and Outstanding		
Paid-in-Capital		4,812,870
Retained Earnings		(4,292,502)
Total Shareholder's Equity		520,388
Total Liabilities and Shareholder's Equity	$	**1,368,384**

See accompanying notes to financial statements.

AOS, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

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1. Nature of operations and summary of significant accounting policies

Nature of Operations

AOS, Inc. (the "Company"), is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly-owned by Trading Block Holdings, Inc (the "Parent Company"). The Company does business as "TradingBlock" and "MoneyBlock".

The Company, as a broker-dealer, is engaged in various securities trading and brokerage activities and does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with APEX Clearing Corporation. The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Trading Commission and is a member of the National Futures Association. The Company is also a state-registered investment advisor.

Revenue Recognition

Commission Revenue earned on customer security transactions and Exchange Rebate Revenue is accounted for on a trade-date basis. Reimbursable Exchange, Execution and Platform Fees are charged to customers to reimburse the Company for Exchange, Execution and Platform Costs; these are also recognized on a trade-date basis.

Revenue is also received from investment companies for commissions and fees on mutual funds, variable annuities and trailing commissions related to these financial instruments. These revenues are recognized in the period earned.

Cash Equivalents

The Company considers its demand deposits and money market accounts with an original maturity of three months or less to be cash equivalents. Cash deposits with clearing organizations are not included as a cash equivalent item.

Deferred Rent Policy

The Company records rent expense on the straight-line method over the term of the lease. The difference between cash and expense recorded is deferred rent. As of December 31, 2017, the Company has accrued $108,688 in deferred rent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2016, the Company's net capital was $473,430 which exceeded the requirement by approximately $223,430.

3. Lease commitments

The Company has a non-cancelable operating lease for office space that expires in November 2021. The future minimum annual commitments under the lease are as follows:

Year	
2018	$140,972
2019	$145,201
2020	$149,557
2021	$140,855
Total	**$576,858**

Rent expense for the year ended December 31, 2017 was $ 136,796.

4. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company does not hold customer-segregated cash, securities or futures positions, or securities balances. Customer accounts are introduced to a self-clearing securities broker-dealer or a futures commission merchant ("FCM") that carries the respective customers' accounts and processes their securities or futures transactions on a "fully disclosed" basis. In conjunction with this arrangement, the Company may become contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. Customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations to the clearing broker-dealer or FCM to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis.

5. Income taxes

The Company files a consolidated return with its Parent Company. The difference between the consolidated income tax expense and the Company's income tax expense is not significant. The Company's deferred tax assets and liabilities result mainly from timing differences related to the expensing of software development costs and net operating loss carryforwards. The effective tax rate was 0% due to the valuation allowance on the deferred tax asset.

The Company had available at December 31, 2017 an estimated $4,000,000 of unused federal operating loss carryforwards and approximately $4,500,000 of unused Illinois operating loss carryforwards that may be applied against future taxable income. The federal loss carryforwards expire in 2028 through 2034, and the Illinois loss carryforwards expire in 2020 through 2027.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending shareholder's capital.

The Parent's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2017, the Parent's federal and state tax returns generally remain open since 2014.

AOS, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

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6. Subsequent events

These financial statements were approved by management and available for issuance on February 27, 2018. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.